                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                                 Mercom, Inc.
           --------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $1.00 per share
           --------------------------------------------------------
                        (Title of Class of Securities)


                                   58935D109
           --------------------------------------------------------
                                (CUSIP Number)


                                                   Copy to:
      Joel C. Cohen                                Jill Sugar Factor
      Avalon Cable of Michigan, Inc.               Kirkland & Ellis
      201 East 69th Street, Penthouse G            200 E. Randolph Drive
      New York, NY 10021                           Chicago, Illinois 60601
      212/421-0600                                 312/861-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 6, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)


                              Page 1 of 19 Pages

-----------------------                                  ----------------------
  CUSIP NO. 58935D109                 13D                  PAGE 2 OF 19 PAGES
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Avalon Cable of Michigan, Inc. (formerly Cable Michigan, Inc.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              2,964,250 (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,964,250 (See Item 5)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                    10
       WITH               0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,964,250 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ----------------------
  CUSIP NO. 58935D109                 13D                  PAGE 3 OF 19 PAGES
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Avalon Cable of Michigan Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              2,964,250 (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,964,250 (See Item 5)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                    10
       WITH               0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,964,250 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ----------------------
  CUSIP NO. 58935D109                 13D                  PAGE 4 OF 19 PAGES
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Avalon Cable Holdings, LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              2,964,250 (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,964,250 (See Item 5)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                    10
       WITH               0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,964,250 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ----------------------
  CUSIP NO. 58935D109                 13D                  PAGE 5 OF 19 PAGES
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ABRY Broadcast Partners III, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              2,964,250 (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,964,250 (See Item 5)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                    10
       WITH               0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,964,250 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ----------------------
  CUSIP NO. 58935D109                 13D                  PAGE 6 OF 19 PAGES
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ABRY Equity Investors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              2,964,250 (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,964,250 (See Item 5)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                    10
       WITH               0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,964,250 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ----------------------
  CUSIP NO. 58935D109                 13D                  PAGE 7 OF 19 PAGES
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ABRY Holdings III, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              2,964,250 (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,964,250 (See Item 5)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                    10
       WITH               0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,964,250 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ----------------------
  CUSIP NO. 58935D109                 13D                  PAGE 8 OF 19 PAGES
-----------------------                                  ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Royce Yudkoff
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts
------------------------------------------------------------------------------
     NUMBER OF            SOLE VOTING POWER
                     7
      SHARES              2,964,250 (See Item 5)
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             0 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,964,250 (See Item 5)
                   -----------------------------------------------------------
      PERSON              SHARED DISPOSITIVE POWER
                    10
       WITH               0 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,964,250 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      61.9% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     The following information amends the Schedule 13D dated October 10, 1997 as previously amended (as amended, the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.   Identity and Background.
          -----------------------

     The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

     This Statement is being filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Avalon Cable of Michigan, Inc., a Pennsylvania corporation, formerly known as Cable Michigan, Inc. ("Avalon Michigan"), by virtue of its ownership of the shares of common stock, par value $1.00 per share, of Mercom (the "Mercom Common Stock") covered by this Statement; (ii) Avalon Cable of Michigan Holdings, Inc., a Delaware corporation ("Holdings"), by virtue of it being the sole shareholder of Avalon Michigan; (iii) Avalon Cable Holdings, LLC, a Delaware limited liability company ("Avalon LLC"), by virtue of it being the sole shareholder of Holdings; (iv) ABRY Broadcast Partners III, L.P., a Delaware limited partnership ("ABRY III"), by virtue of it being the controlling member of Avalon LLC; (v) ABRY Equity Investors, L.P., a Delaware limited partnership ("AEI"), by virtue of it being the general partner of ABRY III; (vi) ABRY Holdings III, Inc., a Delaware corporation ("ABRY Inc."), by virtue of it being the general partner of AEI; and (vii) Royce Yudkoff, an individual resident of the State of Massachusetts ("Yudkoff"), by virtue of being the controlling shareholder of ABRY Inc. Avalon Michigan, Holdings, Avalon LLC, ABRY III, AEI, ABRY Inc. and Yudkoff are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons." ABRY III, AEI and ABRY Inc. are sometimes referred to herein collectively as the "ABRY Entities."

     On November 6, 1998 ("Closing Date"), pursuant to an Agreement and Plan of Merger dated as of June 3, 1998, amended and restated on July 15, 1998 and further amended on August 11, 1998 (as amended from time to time, the "Merger Agreement") among Cable Michigan, Inc., a Pennsylvania corporation ("Cable Michigan"), Holdings and Avalon Cable of Michigan, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Holdings ("Merger Subsidiary"), Merger Subsidiary merged with and into Cable Michigan (the "Merger"). In the Merger, Cable Michigan became a wholly owned subsidiary of Holdings and each share of common stock of Cable Michigan outstanding immediately prior to the effective time of the Merger, including each share of common stock of Cable Michigan owned by the other Level 3 Companies and the persons named on Schedule A to Amendment Number 3 to the Schedule 13D, was converted into the right to receive $40.50 in cash per share. Also in the Merger, Cable Michigan changed its name to "Avalon Cable of Michigan, Inc." Such corporation is referred to herein as Avalon Michigan. At the time of the Merger, Cable Michigan owned 2,964,250 shares of Mercom Common Stock (the "Shares"). Such ownership has previously been reported on this Schedule 13D.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of

                               Page 9 of 19 Pages
information given by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     Certain information required by this Item 2 concerning the directors, executive officers and controlling persons of Avalon Michigan, Holdings, Avalon LLC and ABRY Inc. is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     Holdings is a holding company that was formed to invest in Avalon Michigan and other cable television businesses that primarily serve residential customers. The address of the principal business and principal office of Holdings is 201 East 69th Street, Penthouse G, New York, New York 10021.

     Avalon LLC is a holding company that was formed to invest in Holdings and other cable television businesses that primarily serve residential customers. The address of the principal business and principal office of Avalon LLC is 201 East 69th Street, Penthouse G, New York, New York 10021.

     The principal business of each of the ABRY Entities is to make investments in common and preferred stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The address of the principal business and principal office of each of the ABRY Entities is c/o ABRY Partners, Inc., 18 Newbury Street, Boston, Massachusetts 02116.

     During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by the following information:

     As discussed in Item 1 above, on the Closing Date, the Merger was consummated. At the time of the Merger, Cable Michigan owned the Shares.

                              Page 10 of 19 Pages

As a result of the Merger, the Reporting Persons may be deemed to be the beneficial owners of the Shares as discussed in detail in Item 5 below.

Item 4.   Purpose of Transaction.
          ----------------------

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

     As discussed in Item 2 above, the Merger was consummated on the Closing
Date.

     In connection with the Merger, the following new directors (the "Avalon Designees") were elected to the Board of Directors of Mercom (the "Board"):
David W. Unger, Joel C. Cohen, Jay M. Grossman and Peggy J. Koenig. The Avalon Designees replaced and succeeded the following members of the Board who were affiliated with Cable Michigan through the time of the Merger (the "Cable Michigan Designees"): Bruce C. Godfrey, Michael J. Mahoney, David C. McCourt, and Raymond B. Ostroski. On the Closing Date, the Cable Michigan Designees voluntarily resigned from the Board, and the Avalon Designees were elected to the Board. As a result, the Avalon Designees presently constitute a majority of the Board. Also on the Closing Date, the following were elected as the executive officers of Mercom: (i) Joel C. Cohen as President, Chief Executive Officer and Secretary; (ii) Peter Polimino as Vice President of Finance; (iii) Peter Luscombe as Vice President of Engineering; (iv) Mark Dineen as Vice President of the Michigan Cluster; (v) Peggy J. Koenig as Vice President and Assistant Secretary; (vi) Jay M. Grossman as Vice President and Assistant Secretary; and (vii) David W. Unger as Assistant Secretary. The Avalon Designees and such newly elected officers hold similar positions with Avalon LLC, Holdings and Avalon Michigan.

     As previously reported, on September 10, 1998, Mercom and Cable Michigan (now known as Avalon Michigan) entered into an Agreement and Plan of Merger providing for the acquisition by Cable Michigan of all of the outstanding shares of Mercom that it did not own. Upon the consummation of the merger contemplated by such agreement, Mercom Common Stock will cease to be authorized to be quoted by the National Quotation Bureau, Inc. and the OTC Bulletin Board and will be eligible for termination of registration under the Exchange Act pursuant to
Section 12(g)(4) of the Exchange Act.

Item 5.   Interest in Securities of the Company.
          -------------------------------------

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated by the following information:

     Avalon Michigan owns the Shares, which represent approximately 61.9% of the Mercom Common Stock issued and outstanding as of the Closing Date. Avalon Michigan has the sole power

                              Page 11 of 19 Pages
to vote or to direct the vote of and the sole power to dispose or direct the disposition of the Shares. Holdings may be deemed to be the beneficial owner of the Shares by virtue of its interest in Avalon Michigan. Such beneficial ownership would represent approximately 61.9% of such Mercom Common Stock issued and outstanding as of the Closing Date. As a result of the Merger, LTTH and the persons named on Schedule A to Amendment Number 3 to the Schedule 13D ceased to be beneficial owners of any shares of common stock of Cable Michigan (now known as Avalon Michigan).

     As of the Closing Date, Avalon LLC owns all of the outstanding equity interests of Holdings and, as such, exercises voting control over Holdings. Consequently, by virtue of the voting control exercised by Avalon LLC as the controlling shareholder of Holdings, Avalon LLC may be deemed to beneficially own the Shares. By virtue of the relationship between Avalon LLC and ABRY III described in Item 2, ABRY III may be deemed to possess indirect beneficial
ownership of the Shares beneficially owned by Avalon LLC.   By virtue of the
relationship between ABRY III and AEI described in Item 2, AEI may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by ABRY III, and, by virtue of the relationship between ABRY III, AEI and ABRY Inc. described in Item 2, ABRY Inc. may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by ABRY III.

     As of the Closing Date, Yudkoff owns all of the outstanding equity interests of ABRY Inc. and, as such, exercises voting control over ABRY Inc. By virtue of the voting control exercised by Yudkoff over ABRY Inc., Yudkoff may be deemed to possess indirect beneficial ownership of the Shares beneficially owned by ABRY Inc.

     As possible beneficial owners of the Shares, each of Holdings, Avalon LLC, ABRY III, AEI, ABRY Inc. and Yudcoff would have sole power to vote or direct the vote and the sole power to dispose or direct the disposition of their interest in the Shares.

     The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that such person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

     All such ownership percentages of the Mercom Common Stock reported herein are based on the representation of the Company to the Reporting Persons that, as of October 16, 1998, there were 4,787,060 shares of Mercom Common Stock issued and outstanding.

     Except as otherwise set forth in this Statement, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A to this statement has effected any transactions in the Mercom Common Stock during the past 60 days.

     No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from the proceeds from the sale of the Shares.

                              Page 12 of 19 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Company.
          ----------------------------

     The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by the following information:

     Reference is made to the information disclosed under Items 2 and 4 of this Statement which is incorporated by reference in response to this Item.

     To finance a portion of the Merger, Avalon Michigan and its affiliates obtained financing through a syndicate of banks, financial institutions and other entities, including Lehman Commercial Paper, Inc., for a senior secured credit facility of approximately $321,000,000 (the "Senior Credit Facility"). The Senior Credit Facility consists of (i) a $30.0 million seven-year revolving credit facility, (ii) a $120.9 million seven-year term loan, and (iii) a $170.0 million eight-year term loan. The Senior Credit Facility contains customary financial and other covenants. The summary of the Senior Credit Facility is qualified in its entirety by reference to the Senior Credit Facility which is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

     In connection with the Senior Credit Facility, to guaranty the repayment of such facility: (i) Avalon Michigan has pledged all of the shares of Mercom Common Stock that it owns; (ii) Holdings has pledged all of the shares of Avalon Michigan that it owns; and (iii) Avalon LLC has pledged all of the shares of Holdings that it owns. Such guaranty was made pursuant to the Guarantee and Collateral Agreement which is attached hereto as Exhibit 99.9 and is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following information:

          Exhibit 99.8: Senior Credit Agreement, dated as of November 6, 1998, among Avalon Cable of New England LLC, a Delaware limited liability company, Avalon Michigan, Avalon Cable Finance, Inc., a Delaware corporation, Avalon Cable of Michigan LLC, Lehman Brothers Inc. and Lehman Commercial Paper Inc.

          Exhibit 99.9: Guarantee and Collateral Agreement, dated as of November 6, 1998 made by Avalon LLC, Avalon Cable LLC, a Delaware limited liability company, Avalon Cable of New England Holdings, Inc., a

                              Page 13 of 19 Pages

                         Delaware corporation, Avalon Cable Holdings Finance, Inc., a Delaware corporation, Holdings and Avalon Michigan in favor of Lehman Commercial Paper Inc., as Administrative Agent, for the banks and other financial institutions from time to time parties to the agreement.

          Exhibit 99.10: Agreement of Joint Filing, dated as of November 6,
                         1998, among Avalon Michigan, Holdings, Avalon LLC, ABRY III, AEI, ABRY Inc. and Yudkoff.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 1998

                                AVALON CABLE OF MICHIGAN, INC. (FORMERLY CABLE MICHIGAN, INC.)


                                By:         /s/ Joel C. Cohen
                                    -----------------------------------
                                Print Name: Joel C. Cohen
                                Its:  President



                                AVALON CABLE OF MICHIGAN HOLDINGS, INC.


                                By:         /s/ Joel C. Cohen
                                    ------------------------------------
                                Print Name: Joel C. Cohen
                                Its:  President


                                AVALON CABLE HOLDINGS, LLC

                                        By: ABRY BROADCAST PARTNERS III, L.P.,
                                            its Managing Member

                                        By:  ABRY EQUITY INVESTORS, L.P.,
                                             its General Partner


                              Page 14 of 19 Pages

                                        By:  ABRY HOLDINGS III, INC.,
                                             its General Partner


                                        By:         /s/ Peni Garber
                                            ---------------------------------
                                        Print Name: Peni Garber
                                        Its: Secretary


                                ABRY BROADCAST PARTNERS III, L.P.

                                        By:  ABRY EQUITY INVESTORS, L.P.,
                                             its General Partner

                                        By:  ABRY HOLDINGS III, INC.,
                                             its General Partner


                                        By:         /s/ Peni Garber
                                            ---------------------------------
                                        Print Name: Peni Garber
                                        Its: Secretary


                                ABRY EQUITY INVESTORS, L.P.

                                        By:  ABRY HOLDINGS III, INC.,
                                             its General Partner


                                        By:         /s/ Peni Garber
                                            ---------------------------------
                                        Print Name: Peni Garber
                                        Its: Secretary


                                ABRY HOLDINGS III, INC.,


                                        By:         /s/ Peni Garber
                                            ---------------------------------
                                        Print Name: Peni Garber
                                        Its: Secretary


                                                    /s/ Royce Yudkoff
                                        -------------------------------------
                                                      ROYCE YUDKOFF

                              Page 15 of 19 Pages

                                   SCHEDULE A
                                   ----------

          The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Avalon Cable of Michigan, Inc. Each such person is a citizen of the United States.

NAME               BUSINESS ADDRESS            PRINCIPAL OCCUPATION
----               ----------------            --------------------

David W. Unger     201 East 69th Street        Chairman of the Board
                   Penthouse G
                   New York, NY 10021

Joel C. Cohen      201 East 69th Street        President, Chief Executive
                   Penthouse G                 Officer, Secretary and Director
                   New York, NY 10021

Peter Polimino     201 East 69th Street        Vice President - Finance
                   Penthouse G
                   New York, NY 10021

Peter Luscombe     201 East 69th Street        Vice President - Engineering
                   Penthouse G
                   New York, NY 10021

Mark Dineen        201 East 69th Street        Vice President - Michigan Cluster
                   Penthouse G
                   New York, NY 10021

Jay M. Grossman    18 Newbury Street           Vice President, Assistant
                   Boston, MA  02116           Secretary and Director

Peggy J. Koenig    18 Newbury Street           Vice President, Assistant
                   Boston, MA  02116           Secretary and Director

Royce Yudkoff      18 Newbury Street           Director
                   Boston, MA  02116

                              Page 16 of 19 Pages

                             ----------------------

          The following table sets forth the names, addresses and principal occupations of the executive officers and directors of Avalon Cable of Michigan Holdings, Inc. Each such person is a citizen of the United States.

NAME               BUSINESS ADDRESS            PRINCIPAL OCCUPATION
----               ----------------            --------------------

David W. Unger     201 East 69th Street        Chairman of the Board
                   Penthouse G
                   New York, NY 10021

Joel C. Cohen      201 East 69th Street        President, Chief Executive
                   Penthouse G                 Officer, Secretary and Director
                   New York, NY 10021

Peter Polimino     201 East 69th Street        Vice President - Finance
                   Penthouse G
                   New York, NY 10021

Peter Luscombe     201 East 69th Street        Vice President - Engineering
                   Penthouse G
                   New York, NY 10021

John F. Dee        201 East 69th Street        Vice President - New England
                   Penthouse G                 Cluster
                   New York, NY 10021

Jay M. Grossman    18 Newbury Street           Vice President, Assistant
                   Boston, MA  02116           Secretary and Director

Peggy J. Koenig    18 Newbury Street           Vice President, Assistant
                   Boston, MA  02116           Secretary and Director

Royce Yudkoff      18 Newbury Street           Director
                   Boston, MA  02116

                              Page 17 of 19 Pages

                             ----------------------

          The following table sets forth the names, addresses and principal occupations of the executive officers, managers and members of Avalon Cable Holdings, LLC. Each such person (or, in the case of ABRY Broadcast Partners III, L.P., such entity's representative) is a citizen of the United States.


NAME                            BUSINESS ADDRESS          PRINCIPAL OCCUPATION
----                            ----------------          --------------------

ABRY Broadcast Partners III,    18 Newbury Street         Managing Member
L.P., c/o Jay M. Grossman       Boston, MA  02116

David W. Unger                  201 East 69th Street      Member and Chairman
                                Penthouse G
                                New York, NY  10021

Joel C. Cohen                   201 East 69th Street      Member, President, Chief
                                Penthouse G               Executive Officer, Secretary
                                New York, NY  10021       and Manager

Stephen Jarossy                 91 Annin Road             Member
                                West Caldwell, NJ  07006

Peter Polimino                  201 East 69th Street      Vice President - Finance
                                Penthouse G
                                New York, NY 10021

Peter Luscombe                  201 East 69th Street      Vice President - Engineering
                                Penthouse G
                                New York, NY 10021

John F. Dee                     201 East 69th Street      Vice President - New England
                                Penthouse G               Cluster
                                New York, NY 10021

Mark Dineen                     201 East 69th Street      Vice President - Michigan
                                Penthouse G               Cluster
                                New York, NY 10021

Jay M. Grossman                 18 Newbury Street         Manager, Vice President and
                                Boston, MA  02116         Assistant Secretary

Peggy J. Koenig                 18 Newbury Street         Manager, Vice President and
                                Boston, MA  02116         Assistant Secretary

Royce Yudkoff                   18 Newbury Street         Manager
                                Boston, MA  02116

                              Page 18 of 19 Pages

                             ----------------------

          The following table sets forth the names, addresses and principal occupations of the executive officers, directors and principal stockholders of ABRY Holdings III, Inc. Each such person is a citizen of the United States.

NAME               BUSINESS ADDRESS            PRINCIPAL OCCUPATION
----               ----------------            --------------------

Royce Yudkoff      18 Newbury Street           President, Director and
                   Boston, MA  02116           Sole Shareholder

Peni Garber        18 Newbury Street           Secretary and Director
                   Boston, MA  02116


                              Page 19 of 19 Pages